UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR MAINTAINS ITS INVESTMENT LEVEL DESPITE

POSTING LOSSES IN THE FIRST THREE MONTHS OF 2022

Buenos Aires, May 12, 2022, The Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“edenor”) approved today its financial statements for the period ended March 31, 2022.

The Company’s results of operations reflect a 7% fall in revenue in real terms as a consequence of the lack of adjustment of electricity rates.

Nevertheless, the Company continues to ensure the electricity supply to all its customers.

The pandemic presented a challenge for the entire society and, especially, to the continuity of provision of public services. edenor carried out a program aimed at taking due care of employees, contractors and customers, applying strict hygiene, safety and health protocols to each of the activities deemed essential, and also improved the use of digital customer service and communication channels.

MAIN FINANCIAL INDICATORS

The prior-year period’s figures have been restated to reflect the changes in the purchasing power of the Argentine peso, in accordance with International Accounting Standard No. 29 and the provisions of General Resolution No. 777/2018 of the National Securities Commission.

(*) Operating (loss) profit before taxes and finance costs.

Revenue decreased 7% in real terms in 2022, compared to the same period of the previous year, mainly as a consequence of the freeze on electricity rates in an inflationary context, in which the volume of electricity sales also increased.

The gross margin, which best represents the income attributable to this distributor, called Distribution Added Value (VAD), fell 3% as compared to the same period of the previous year, mainly as a consequence of the freeze on electricity rates.

The EBIT resulted in a loss of ARS 1,540 million, in line with the decrease in the gross margin.

The loss for the period as of March 31, 2022 amounted to ARS 2,818 million, due mainly to the deterioration of the gross margin and the operating result as a consequence of both the impact of the change in the Income tax rate and a greater financial charge resulting from the deferral of the payment of obligations with the Wholesale Electricity Market, all of which was partially offset by a higher gain on exposure to inflation in 2022.

MAIN OPERATING INDICATORS

Electricity sales in 2022 increased 5% to 5,470 GWh, as compared to the 5,211 GWh sold in the same period of the previous year, with a marked increase in residential customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 13, 2022